December 2nd, 2024

Shineco, Inc.
Room 1707, Building D, Modern City SOHO
Chaoyang District, Beijing 100022
People's Republic of China

Dear Board of Directors:

As per our recent communication and as mutually agreed, I hereby resign as Independent Director of Shineco, Inc. (the "Company") and will pursue other business interests. My notice period is up to, and my final monthly fee will be paid to, 17 December 2024.

My resignation is not due to any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Respectfully,

Aamir Ali Quraishi